RECEIVED

2007 MAR 15 A 9:11

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

6th March 2007

07021837

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

SUPPL

We refer to the above and enclose herewith Announcement dated 6 March 2007 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

Aldous

Aldous Chiu

Encl.
AC/kh

3/15

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

Stock Code: 0017

PROPOSED SPIN-OFF OF NEW WORLD DEPARTMENT STORE CHINA LTD. ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

PROPOSED SPIN-OFF

The Board is pleased to announce that the Company proposes to spin off its department store operation and management business in the PRC and on 5 March 2007, NWDS submitted to the Stock Exchange an advance booking form for an application for the listing of, and permission to deal in, the NWDS Shares in issue or to be issued under the Global Offering (including the NWDS Shares to be issued upon the exercise of options that may be granted under the share option scheme(s) to be adopted by NWDS) on the Main Board of the Stock Exchange. The share option scheme(s) to be adopted by NWDS is/are subject to, among other things, the approval of the Shareholders at the general meeting of the Company to be convened on a date to be fixed.

The Proposed Spin-off will be effected in compliance with PN15 and other relevant provisions of the Listing Rules. Pursuant to the Listing Rules and PN15, the Proposed Spin-off will not require the approval of the Shareholders as NWDS is not a major subsidiary of the Company within the meaning of Rule 13.25 (2) of the Listing Rules as each of the percentage ratios (as defined under Rule 14.07 of the Listing Rules) is below 5%.

Following completion of the Proposed Spin-off, NWDS Group will be principally engaged in the operation and management of department stores in the PRC.

ASSURED ENTITLEMENTS

In accordance with the requirements of PN15, it is intended that a certain proportion of the NWDS Shares to be offered under the Global Offering will be provided to Qualifying Shareholders on a preferential basis, subject to certain conditions. Details of such assured entitlements have not yet been finalised and will be announced in due course.

COMPLETION OF PROPOSED SPIN-OFF

Completion of the Proposed Spin-off is expected to take place on the date of commencement of trading of NWDS Shares on the Main Board of the Stock Exchange.

Investors are reminded that the Proposed Spin-off is subject to, among other things, the Listing Approval being granted by the Listing Committee of the Stock Exchange. In addition, no final decision has yet been made by the Board as to whether and when the Proposed Spin-off will be launched. Accordingly, Shareholders and other investors should note that the Proposed Spin-off is dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied. Thus, there can be no assurance that such Proposed Spin-off will be proceeded with, and Shareholders and other investors are reminded to exercise caution when dealing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off if and when appropriate in accordance with the Listing Rules.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

INTRODUCTION

The Board is pleased to announce that the Company proposes to spin off its department store operation and management business in the PRC and on 5 March 2007, NWDS submitted to the Stock Exchange an advance booking form for an application for the listing of, and permission to deal in, the NWDS Shares in issue or to be

issued under the Global Offering (including the NWDS Shares to be issued upon the exercise of options that may be granted under the share option scheme(s) to be adopted by NWDS) on the Main Board of the Stock Exchange. The share option scheme(s) to be adopted by NWDS is/are subject to, among other things, the approval of the Shareholders at the general meeting of the Company to be convened on a date to be fixed.

The Proposed Spin-off will be effected in compliance with PN15 and other relevant provisions of the Listing Rules. Pursuant to the Listing Rules and PN15, the Proposed Spin-off will not require the approval of the Shareholders as NWDS is not a major subsidiary of the Company within the meaning of Rule 13.25(2) of the Listing Rules as each of the percentage ratios (as defined under Rule 14.07 of the Listing Rules) is below 5%.

BACKGROUND OF NWDS GROUP

NWDS is a wholly-owned subsidiary of the Company. NWDS Group operates and manages a large national network of department stores in the PRC. It operates "New World" branded department stores in the PRC and "巴黎春天" (Ba Li Chun Tian) branded department stores in Shanghai, the PRC. Besides operating self-owned stores, NWDS Group also provides management consultancy services to other department stores owned by independent third parties and the Group. Following completion of the Proposed Spin-off, NWDS Group will be principally engaged in the operation and management of department stores in the PRC.

INFORMATION ON THE PROPOSED SPIN-OFF

As an integral part of the Proposed Spin-off, the Global Offering will comprise the Hong Kong Public Offering and an international placement to professional, institutional and other investors and the terms of the Global Offering will provide for Qualifying Shareholders to subscribe for the NWDS Shares by way of preferred application. As a result of the Proposed Spin-off, it is currently expected that the Company's shareholding in NWDS will decrease from 100% to approximately 75% immediately following completion of the Proposed Spin-off (assuming the over-allotment option, if any, is not exercised).

The Global Offering and the Listing will be conditional on, among other things, the following:

(1) Listing Approval being granted by the Listing Committee of the Stock Exchange; and

(2) the obligations of the underwriters, under the underwriting agreements to be entered into by the relevant parties in respect of the Global Offering, becoming unconditional and the underwriting agreements not being terminated in accordance with their terms or otherwise, on or before the dates and times to be specified therein.

The Global Offering and the Listing are subject to the above and other conditions and are dependent on a number of factors. If such conditions are not fulfilled or waived prior to the dates and times to be specified, the Global Offering and the Listing will not proceed, the Stock Exchange will be notified accordingly and a further announcement will be published by the Company in accordance with the Listing Rules.

REASONS FOR AND BENEFITS OF THE PROPOSED SPIN-OFF

The Board considers that the Proposed Spin-off will be beneficial for the Company and NWDS for the following reasons:

(1) the Proposed Spin-off will allow NWDS Group achieving the valuation potential and at the same time the Company will continue to benefit from the business prospects and results of NWDS Group through its shareholding in NWDS;

(2) the cash proceeds to be received by NWDS from the Proposed Spin-off will provide capital for NWDS Group for its operations and new investment opportunities;

(3) the Proposed Spin-off will increase the operational and financial transparency of NWDS Group and provide investors and the investment market with greater clarity on the businesses and financial status of NWDS Group; and

(4) the Proposed Spin-off will allow NWDS to establish a higher profile as a separately listed entity with the ability to access the debt and equity capital markets to fund its future investments.

INFORMATION ON THE COMPANY

The Company is principally engaged in investments in the areas of property, infrastructure, services, department store operation, hotel operation and telecommunications and technology.

ASSURED ENTITLEMENTS

In accordance with the requirements of PN15, the Board has given due regard to the interests of the Shareholders to provide Qualifying Shareholders with the right to subscribe for a certain number of NWDS Shares (subject to certain conditions) on a preferential basis, if the Board decides to proceed with the Global Offering and the Listing. Details of such assured entitlements have not yet been finalised and further announcement(s) will be made by the Company in due course setting out the details of the assured entitlements to be made to Qualifying Shareholders.

COMPLETION OF PROPOSED SPIN-OFF

Completion of the Proposed Spin-off is expected to take place on the date of commencement of trading of NWDS Shares on the Main Board of the Stock Exchange.

Investors are reminded that the Proposed Spin-off is subject to, among other things, the Listing Approval being granted by the Listing Committee of the Stock Exchange. In addition, no final decision has yet been made by the Board as to whether and when the Proposed Spin-off will be launched. Accordingly, Shareholders and other investors should note that the Proposed Spin-off is dependent on a number of factors and subject to a number of conditions, which may or may not be satisfied. Thus, there can be no assurance that such Proposed Spin-off will be proceeded with, and Shareholders and other investors are reminded to exercise caution when dealing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off if and when appropriate in accordance with the Listing Rules.

DEFINITIONS

For the purposes of this announcement, capitalised items appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Board"	board of Directors
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and which is currently the sole shareholder of NWDS
"Directors"	directors of the Company
"Global Offering"	the proposed initial public offering and placing of NWDS Shares, comprising the Hong Kong Public Offering and an international placement to certain professional, institutional and other investors
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Public Offering"	the offering for subscription of NWDS Shares for cash at the Offer Price by way of a public offer in Hong Kong on and subject to the terms and conditions to be stated in the Prospectus and in the application forms relating thereto
"HK$"	Hong Kong dollars and cents, the lawful currency of Hong Kong
"Listing"	the proposed listing of NWDS Shares on the Main Board of the Stock Exchange
"Listing Approval"	the approval by the Listing Committee of the Stock Exchange for the Proposed Spin-off and the listing of, and permission to deal in, the NWDS Shares in issue or to be issued under the Global Offering (including the NWDS Shares to be issued upon the exercise of option(s) that may be granted under the share option scheme(s) to be adopted by NWDS) on the Main Board of the Stock Exchange
"Listing Committee"	as defined under the Listing Rules
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Main Board"	the stock exchange (excluding the options market) operated by the Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market operated by the Stock Exchange
"NWDS"	New World Department Store China Ltd., a company incorporated in the Cayman Islands with limited liability and a wholly-owned subsidiary of the Company as at the date of this announcement
"NWDS Group"	NWDS and its subsidiaries upon completion of the Proposed Spin-off
"NWDS Share(s)"	the ordinary share(s) of NWDS with a nominal value of HK$0.10 each
"Offer Price"	the issue price of each NWDS Share in the Global Offering
"PN15"	Practice Note 15 of the Listing Rules
"PRC"	the People's Republic of China
"Proposed Spin-off"	the proposed spin-off of NWDS, comprising the Global Offering and the Listing
"Prospectus"	the prospectus which will be issued by NWDS in connection with the Hong Kong Public Offering, if the Global Offering proceeds
"Qualifying Shareholders"	Shareholders appearing on the Company's register of members on the Record Date (excluding overseas shareholders, being shareholders whose addresses on the register of members of the Company are in places outside Hong Kong and who the Directors, after making enquiries regarding the legal restrictions under the laws of the relevant

	places or the requirements of the relevant regulatory bodies or stock exchanges in those places, consider the exclusion of which is necessary or expedient)
"Record Date"	the record date, to be determined by the Company, for ascertaining the Qualifying Shareholders who shall be entitled to assured entitlements
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

By Order of the Board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

Hong Kong, 5 March 2007

At the date of hereof, the Board comprises:

Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart, Mr. Cheng Yue-pui', Mr. Cheng Kar-shing, Peter', Mr. Chow Kwai-cheung', Mr. Ho Hau-hay, Hamilton', Mr. Liang Cheung-biu, Thomas', Lord Sandberg, Michael, Mr. Yeung Ping-leung, Howard*, Dr. Cha Mou-sing, Payson* (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor) and Mr. Lee Luen-wai, John**

' *non-executive Directors*

* *independent non-executive Directors*

"Please also refer to the published version of this announcement in The Standard."

END